Exhibit 99.1

September 25, 2019

NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION IN WHICH SUCH DISTRIBUTION IS UNLAWFUL

VODAFONE GROUP PLC ANNOUNCES FINAL RESULTS OF TENDER OFFERS AND CHANGE OF CONTROL OFFERS

Vodafone Group Plc (“Vodafone” or the “Company”), the ultimate parent company of: (i) Unitymedia Hessen GmbH & Co. KG (“Hessen”); (ii) Unitymedia NRW GmbH (“NRW”); and (iii) Unitymedia GmbH (“Unitymedia”), formerly known as Unitymedia KabelBW GmbH, today announced the final tender results, as of 11:59 p.m., New York City time, on September 24, 2019 (the “Expiration Time”), of its previously announced cash tender offers (collectively, the “Offers”) to purchase any and all of the outstanding 4.625% Senior Secured Notes due 2026 (the “2026 Senior Secured Notes”), 3.50% Senior Secured Notes due 2027 (the “2027 Senior Secured Notes”) and  6.25% Senior Secured Notes due 2029 (the “2029 Senior Secured Notes”) issued by NRW and Hessen, as co-issuers (the “Co-Issuers”), and any and all of the outstanding 3.75% Senior Notes due 2027 (the “2027 Senior Notes” and together with the 2026 Senior Secured Notes, the 2027 Senior Secured Notes and the 2029 Senior Secured Notes, the “Notes”) issued by Unitymedia (together with the Co-Issuers, the “Issuers” and each an “Issuer”).  The terms and conditions of the Offers and Consent Solicitations are set forth in the offer to purchase and consent solicitation statement dated August 27, 2019 (the “Offer to Purchase and Consent Solicitation Statement”). Terms used but not defined herein have meanings ascribed to them in the Offer to Purchase and Consent Solicitation Statement.

On September 12, 2019, there was an early settlement of the Notes validly tendered and not validly withdrawn at or prior to the Early Tender Deadline and accepted for purchase. The aggregate principal amount of Notes validly tendered after the Early Tender Deadline, but at or prior to the Expiration Time, is set forth in the table below.

Title of Notes	Rule 144A ISIN / Common Code	Regulation S ISIN / Common Code	Outstanding Principal Amount(1)	Aggregate principal amount tendered(2)	Tender Offer Consideration(3)(4)
4.625% Senior Secured Notes due 2026	XS1334248579 / 133424857	XS1334248223 / 133424822	€17,475,300	€90,000	€1,059.80
3.50% Senior Secured Notes due 2027	XS1197206052 / 119720605	XS1197205591 / 119720559	€72,158,000	€400,000	€1,035.16
6.25% Senior Secured Notes due 2029	XS0982713090 / 098271309	XS0982713330 / 098271333	€40,618,800	€1,012,500	€1,085.84
3.75% Senior Notes due 2027	XS1199439149 / 119943914	XS1199438174 / 119943817	€64,806,000	€1,000,000	€1,039.77

(1)              Reflects outstanding principal amount of Notes after the early settlement on September 12, 2019.

(2)              Does not include the aggregate principal amount of Notes tendered in the Change of Control Offer.

(3)              Per €1,000 principal amount of Notes tendered and accepted for purchase.

(4)              Does not include accrued and unpaid interest that will also be paid on the Notes accepted for purchase.

Under the terms of the Offers and Consent Solicitations, holders of the Notes who have validly tendered their Notes after the Early Tender Deadline, but at or prior to the Expiration Time, will receive the Tender Offer Consideration set forth in the table above, plus accrued interest, on September 26, 2019 (the “Final Settlement Date”).

Change of Control Offer

On August 27, 2019, in order to comply with the Issuers’ obligations under the Indentures, Vodafone commenced the Change of Control Offer at the Change of Control Offer Price, plus accrued and unpaid interest, if any, on the Notes repurchased to the Change of Control Purchase Date. The Change of Control Offer expired at the Expiration Time, and €520,000 2027 Senior Secured Notes, €10,876,500 2029 Senior Secured Notes and €100,000 2027 Senior Notes were tendered.

Holders of a series of Notes tendered in the relevant Change of Control Offer will receive a purchase price of 101.0% of the aggregate principal amount of each series of Notes repurchased, plus accrued and unpaid interest, if any, on the Notes repurchased to the date of repurchase (which is expected to be September 26, 2019) and will not, under any circumstances be entitled to the Total Consideration or the Tender Offer Consideration with respect to Notes of such series.

After the settlement of the Offers and the Change of Control Offer on the Final Settlement Date, it is expected that €17,385,300 2026 Senior Secured Notes, €71,238,000 2027 Senior Secured Notes, €28,729,800 2029 Senior Secured Notes and €63,706,000 2027 Senior Notes will remain outstanding.

103% Redemption

Immediately following completion of the Offers and the Change of Control Offer on the Final Settlement Date, the Co-Issuers intend to utilize their option to redeem up to 10% of the original aggregate principal amount of the 2026 Senior Secured Notes, the 2027 Senior Secured Notes and the 2029 Senior Secured Notes at a redemption price equal to 103% of the principal amount thereof plus accrued and unpaid interest and Additional Amounts (as defined in the Indentures), if any. Since such redemption option relates to 10% of the original aggregate principal amount of Notes of such series, and the aggregate principal amount of the 2026 Senior Secured Notes and the 2029 Senior Secured Notes outstanding after the settlement of the Offers and the Change of Control Offer will be less than the 10% limit, all remaining Notes of such series after the settlement will be fully redeemed.

Additional Information

This announcement should be read in conjunction with the Offer to Purchase and Consent Solicitation Statement which contains additional details not contained herein. Holders are advised to read carefully the Offer to Purchase and Consent Solicitation Statement for full details of the Offers and Consent Solicitations. Copies of the Offer to Purchase and Consent Solicitation Statement are available at the following website: https://sites.dfkingltd.com/vodafone. Requests for documents relating to the Offers and Consent Solicitations may be directed to D.F. King, the Information and Tender Agent in connection with the Offers and Consent Solicitations, at +1 (800) 714-3306 or +1 (212) 269-5550 (Banks and Brokers) or +44 20 7920 9700 (UK) or by e-mail at vodafone@dfkingltd.com. Deutsche Bank AG, London Branch and Merrill Lynch International acted as Dealer Managers for the Offers and Consent Solicitations.  Questions regarding the Offers and Consent Solicitations may be directed to Deutsche Bank AG, London Branch at +44 20 7545 8011 or Merrill Lynch International at +44 20 7996 5420 and DG.LM_EMEA@baml.com.

Questions regarding the Change of Control Offer may be directed to D.F. King, which acted as the Information and Tender Agent in connection with the Change of Control Offer, at +1 (800) 714-3306 or +1 (212) 269-5550 (Banks and Brokers) or +44 20 7920 9700 (UK) or by e-mail at vodafone@dfkingltd.com.

Offer Restrictions

General Notice to Investors

The Offers and Consent Solicitations do not constitute an offer to buy or the solicitation of an offer to sell Notes in any circumstances in which such offer or solicitation is unlawful. We are not aware of any jurisdiction where the making of the Offers and Consent Solicitations is not in compliance with the laws of such jurisdiction. If we become aware of any jurisdiction where the making of the Offers and Consent Solicitations would not be in compliance with such laws, we will make a good faith effort to comply with any such laws or may seek to have such laws declared inapplicable to the Offers and Consent Solicitations. If, after such good faith effort, we cannot comply with any such applicable laws, the Offers and Consent Solicitations will not be made to Holders of Notes residing in each such jurisdiction.

In any jurisdictions where the securities or other laws require the Offers and Consent Solicitations to be made by a licensed broker or dealer and the Dealer Managers or, where the context so requires, their respective affiliates are licensed brokers or dealers in that jurisdiction, the Offers and Consent Solicitations shall be deemed to be made on behalf of the Company and the Issuers, respectively, by the Dealer Managers or affiliates (as the case may be) in such jurisdiction.

By tendering your securities, or instructing your custodian to tender your securities, you are representing and warranting that you are not a person to whom it is unlawful to make an invitation to tender pursuant to the Offers and Consent Solicitations under applicable law, and you have observed (and will observe) all laws of relevant jurisdictions in connection with your tender, and are deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in “Procedures for Tendering Notes and Delivering Consents.” If you are unable to make these representations, your tender of Notes for purchase may be rejected. Each of the Company, the Issuers, the Trustee, the Information and Tender Agent or the Dealer Managers reserves the right, in their absolute discretion, to investigate, in relation to any tender of Notes for purchase, and delivery of Consents, pursuant to the Offers and Consent Solicitations, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result, we determine (for any reason) that such representation is not correct, such tender may be rejected.

Italy

None of the Offers and Consent Solicitations, this announcement, the Offer to Purchase and Consent Solicitation Statement or any other document or materials relating to the Offers and Consent Solicitations have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. Each Offer and Consent Solicitation is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are located in Italy can tender Notes for purchase in the Offers and Consent Solicitations through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offers and Consent Solicitations.

United Kingdom

The communication of this announcement, the Offer to Purchase and Consent Solicitation Statement and any other documents or materials relating to the Offers and Consent Solicitations is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France

Each Offer and Consent Solicitation is not being made, directly or indirectly, to the public in the Republic of France (“France”). None of this announcement, the Offer to Purchase and Consent Solicitation Statement or any other document or material relating to the Offers and Consent Solicitations has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), acting for their own account, with the exception of individuals, within the meaning ascribed to them in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, and applicable regulations thereunder, are eligible to participate in the Offers and Consent Solicitations. The Offer to Purchase and Consent Solicitation Statement has not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium

None of this announcement, the Offer to Purchase and Consent Solicitation Statement or any other documents or materials relating to the Offers and Consent Solicitations have been submitted to or will be submitted for approval or recognition to the Belgian Financial Services and Markets Authority (Autoriteit voor financiële diensten en markten / Autorité des services et marchés financiers) and, accordingly, the Offers and Consent Solicitations may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offers and Consent Solicitations may not be advertised and the Offers and Consent Solicitations will not be extended, and none of this announcement, the Offer to Purchase and Consent Solicitation Statement or any other documents or materials relating to the Offers and Consent Solicitations (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. Insofar as Belgium is concerned, the Offer to Purchase and Consent Solicitation Statement has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers and Consent Solicitations. Accordingly, the information contained in the Offer to Purchase and Consent Solicitation Statement may not be used for any other purpose or disclosed to any other person in Belgium.

Forward-Looking Statements

The above announcement contains “forward-looking” which involve risks and uncertainties. All statements, other than statements of historical facts, that are included in or incorporated by reference into this announcement, or made in presentations, in response to questions or otherwise, that address activities, events or developments that the Company expects or anticipates to occur in the future, including such matters as projections, capital allocation, future capital expenditures, business strategy, competitive strengths, goals, future acquisitions or dispositions, development or operation of power generation assets, market and industry developments and the growth of its business and operations (often, but not always, through the use of words or phrases such as “believes,” “plans,” “intends,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “projection,” “target,” “goal,” “objective,” “outlook” and similar expressions), are forward-looking statements. These statements are based on the Company’s current expectations, estimates and assumptions and are subject to many risks, uncertainties and unknown future events that could cause actual results to differ materially.  Actual results may differ materially from those set forth in this press release due to the risks and uncertainties inherent to transactions of this nature.  Any forward-looking statement speaks only as of the date on which it is made, and except as may be required by applicable law, the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.